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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*
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                     TREMISIS ENERGY ACQUISITION CORPORATION

                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   894727 10 6
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                                 (CUSIP Number)

  Lawrence S. Coben            with a copy to:     David Alan Miller, Esq.
  1775 Broadway                                    Graubard Miller
  Suite 604                                        405 Lexington Avenue
  New York, New York 10019                         New York, New York 10174-1901
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 20, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION ARE NOT REQUIRED TO RESPOND
          UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

                                 SCHEDULE 13D

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          CUSIP NO. 894727 10 6                      PAGE 2 OF 7 PAGES

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          NAME OF REPORTING PERSON
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 1

          Lawrence S. Coben                   I.D. No.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)               (A) |_|
                                                                                            (B) |_|
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 1,008,334
    BENEFICIALLY     ---------------------------------------------------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                -0-
       PERSON        ---------------------------------------------------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              1,008,334
                     ---------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              - 0 -
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,008,334
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.1%
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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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                                 SCHEDULE 13D

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          CUSIP NO. 894727 10 6                      PAGE 3 OF 7 PAGES

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ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $0.0001 per share (the
"Common Stock"), of Tremisis Energy Acquisition Corporation, a Delaware
corporation (the "Issuer"). The principal executive office of the Issuer is 1775
Broadway, Suite 604, New York, New York 10019.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by Lawrence S. Coben ("Coben").
The business address of Coben is 1775 Broadway, Suite 604, New York, New York
10019. Coben has been the Chairman of the Board and Chief Executive Officer of
the Issuer since its inception.

                  During the past five years, Coben has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the past five years, Coben has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Coben is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This filing relates to transactions contemplated by that
certain Agreement and Plan of Merger, dated October 20, 2005, by and among the
Issuer, RAM Energy Acquisition, Inc., a wholly owned subsidiary of the Issuer
("Acquisition Sub"), RAM Energy, Inc. ("RAM") and the stockholders of RAM (the
"Merger Agreement") discussed in further detail below in Item 4.

                  In February 2004, in connection with the Issuer's formation,
Coben purchased 550,000 shares of Common Stock at a purchase price of approximately $0.033 per share. Coben used his personal funds to purchase such shares at that time. In March 2004, the Issuer's board of directors authorized a
1.1666666-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.029 per share (and increasing the number of shares held by the Coben to 641,667. In April 2004, the Issuer's board of directors authorized a 1.1428571-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.025 per share (and increasing the number of shares held by the Coben to 733,334). Also in April 2004, the Issuer's
board of directors authorized a 1.375-to-one forward stock split of the Common
Stock, effectively lowering the purchase price to $0.025 per share (and increasing the number of shares held by the Coben to 1,008,334, hereinafter referred to as the "Shares").

                                 SCHEDULE 13D

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          CUSIP NO. 894727 10 6                      PAGE 4 OF 7 PAGES

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ITEM 4.           PURPOSE OF TRANSACTION

                  Coben acquired the Shares for investment purposes.

                  (a) Coben may acquire additional securities from time to time in the open market or in private transactions.

                  (b) On October 20, 2005, the Issuer signed the Merger
Agreement. Pursuant to the Merger Agreement, Acquisition Sub will merge (the
"Merger") with and into RAM, with RAM surviving the merger. RAM will thereafter continue as a wholly owned subsidiary of the Issuer. Under the terms of the
Merger Agreement, the holders of outstanding RAM securities will receive, in exchange for such securities, an aggregate of $30,000,000 cash and approximately
25,600,000 shares of the Issuer's Common Stock. Twelve and one-half percent of the Issuer's Common Stock to be issued to RAM stockholders will be placed in escrow to provide the sole remedy for the Issuer's indemnity rights under the
Merger Agreement.

                  Pursuant to Letter Agreement, dated March 3, 2004, between the
Issuer, EarlyBirdCapital, Inc. and Coben, when the Issuer seeks stockholder approval of the transactions contemplated by the Merger Agreement, Coben has agreed to vote the Shares on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the
Issuer's initial public offering. Additionally, in connection with the Merger
Agreement, the stockholders of RAM and certain of the stockholders of the
Issuer, including Coben, have entered into a voting agreement ("Voting
Agreement"). Pursuant to the Voting Agreement, the Issuer's Board of Directors
will be increased to five members, of whom four will be designees of the RAM stockholders and one will be a designee of such stockholders of the Issuer.
Additionally, these stockholders, including Coben, have agreed to vote in favor of the election or re-election of the designees of the RAM stockholders following the Merger through the election of directors to be held at the
Issuer's annual meeting in 2008.

                  The Merger is expected to be consummated during the first
quarter of 2006, after the required approval by the Issuer's stockholders and the fulfillment of certain other closing conditions.

                  At the date of this Statement, Coben, except as set forth in this Statement, the Merger Agreement and Voting Agreement discussed in this Item
4, and consistent with Coben's position as Chairman of the Board and Chief
Executive Officer of the Issuer, has no plans or proposals which would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                 SCHEDULE 13D

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          CUSIP NO. 894727 10 6                      PAGE 5 OF 7 PAGES

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                  (c) A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

                  (e) Any material change in the present capitalization or
dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or
corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the
Act; or

                  (j) Any action similar to any of those actions enumerated
above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Coben beneficially owns 1,008,334 Shares of the Issuer's
Common Stock. Coben has sole dispositive power over the Shares. Coben beneficially owns 13.1% of the Issuer's outstanding shares of Common Stock
(based upon 7,700,000 shares of Common Stock outstanding as of August 15, 2005 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005).

                  No transactions in the Issuer's securities by Coben have been effected in the past 60 days.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

                                 SCHEDULE 13D

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          CUSIP NO. 894727 10 6                      PAGE 6 OF 7 PAGES

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1.                Merger Agreement, dated as of October 20, 2005, by and among the Issuer, RAM Energy Acquisition, Inc., RAM Energy, Inc. and
                  the stockholders of RAM Energy, Inc. (incorporated by
                  reference from Exhibit 10.1 of the Issuer's Current Report on
                  Form 8-K dated October 20, 2005 and filed with the SEC on
                  October 26, 2005).

2.                Voting Agreement, dated as of October 20, 2005, among the
                  Issuer, the stockholders of RAM Energy, Inc. and certain
                  stockholders of the Issuer (incorporated by reference from
                  Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated
                  October 20, 2005 and filed with the SEC on October 26, 2005).

                                 SCHEDULE 13D

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          CUSIP NO. 894727 10 6                      PAGE 7 OF 7 PAGES

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2005

                                                            s/ Lawrence S. Coben
                                                            --------------------
                                                            Lawrence S. Coben